                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

                  FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                              OR 15d-17 THEREUNDER

                               ADAC LABORATORIES
                 (Exact name of issuer as specified in charter)

                                540 ALDER DRIVE
                          MILPITAS, CALIFORNIA  95035
                    (Address of principal executive offices)
         Issuer's telephone number, including area code (408) 321-9100

                   I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

         Indicate any change (INCREASE or decrease) of 5% or more in the number of shares outstanding:

1.       TITLE OF SECURITY:  Common Stock.

2.       NUMBER OF SHARES OUTSTANDING BEFORE THE CHANGE:
         44,893,419 (being the number reported on issuer's prior Form 10-C, dated September 3, 1992 and before a 1-for-3 reverse stock split).

3.       NUMBER OF SHARES OUTSTANDING AFTER THE CHANGE:
         Common Stock -- 17,321,045 (as of March 7, 1996).

4.       EFFECTIVE DATE OF CHANGE:   From the date of the Issuer's prior Form
         10-C, various option holders have exercised and purchased shares of Common Stock. The 1-for-3 reverse stock split was effective as of March 15, 1993.

5.       METHOD OF CHANGE:
                 SPECIFY METHOD (SUCH AS MERGER, ACQUISITION, EXCHANGE, DISTRIBUTION, STOCK SPLIT, REVERSE SPLIT, ACQUISITION OF STOCK FOR TREASURY, ETC.) Shares reduced due to 1-for-3 reverse stock split. Shares increased due to exercises of stock options, purchases of stock under employee stock purchase plan and issuance of shares in acquisitions.

                 GIVE BRIEF DESCRIPTION OF TRANSACTION:   Shares reduced due to
                 1-for-3 reverse stock split. Shares increased due to exercises of options, purchases of stock under employee stock purchase plans and issuance of 273,286 and 138,302 shares in two acquisition transactions.

                         II.  CHANGE IN NAME OF ISSUER

1.       NAME PRIOR TO CHANGE:  N/A

2.       NAME AFTER CHANGE: ___________________________________________________

3.       EFFECTIVE DATE OF CHARTER AMENDMENT CHANGING NAME:

4.       DATE OF SHAREHOLDER APPROVAL OF CHANGE, IF REQUIRED:


                                       ISSUER:  ADAC LABORATORIES


Date: March 11, 1996                   By /s/Robert A. Starr
                                          --------------------------------
                                          Robert A. Starr,
                                               Vice President and
                                               Assistant Secretary